UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 524th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 07, 2026

1. DATE, TIME AND VENUE: On May 07, 2026, at 01:10 p.m., at the headquarter of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Viva Tudo room, Cidade Monções, city of São Paulo, state of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Bylaws of the Company. The members of the Board of Directors who subscribe to these minutes were present, establishing quorum under the terms of the Bylaws to install the meeting. Board member Ms. Andrea Capelo Pinheiro was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, by voting delegation. Also present were the Chief Operating Officer, Mr. Alex Martins Salgado; the VP of Strategy and Regulatory Affairs, Mr. Ricardo Guillermo Hobbs; the Chief Financial and Investor Relations Officer, Mr. Rodrigo Rossi Monari; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, acting as Secretary of the Meeting; and individually designated presenters for the agenda items listed below, whose participation was limited to the discussion of the corresponding matters.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTIONS: After examining and discussing the matters on the Agenda, the present members of the Board of Directors unanimously resolved as follows:

4.1. Approval of certain amendments to the 2nd Performance Unit Incentive Plans, with Cash Settlement: after the approval and recommendation of the Nominations, Compensation, and Corporate Governance Committee, the Vice-President of People, Mr. Fernando Luciano Pereira, presented the proposal to certain amendments to the 2nd Performance Unit Incentive Plan, with Cash Settlement by the Company, approved by the Board of Directors on June 12, 2024, and subsequently amended on February 20, 2025, to include Annex III and make minor adjustments throughout the document which was unanimously approved without reservations, as per the document presented.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 524th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON MAY 07, 2026

4.2. Election of Company’s Nomination, Compensation and Corporate Governance Committee: The appointment of Ms. Denise Soares dos Santos, a Brazilian citizen, married, electrical engineer, holder of identity card RG No. 17.004.524-9 issued by SSP/SP, enrolled with the CPF under No. 147.428.088-94, resident and domiciled in the city and state of São Paulo, with professional address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, São Paulo, State of São Paulo, ZIP Code 04571-936, to serve on the Company’s Nomination, Compensation and Corporate Governance Committee, was unanimously approved by the members present at the Meeting, replacing Mr. Francisco Javier de Paz Mancho in such position. The term of office as a member of the aforementioned Committee shall coincide with the term of office as a member of the Company’s Board of Directors, that is, until the date of the Company’s Annual Shareholders’ Meeting to be held in 2028.

As a result of the appointment of Ms. Denise Soares dos Santos, the Nomination, Compensation and Corporate Governance Committee shall henceforth be composed of the following members, all serving terms until the date of the Company’s Annual Shareholders’ Meeting to be held in 2028:

(i)	Eduardo Navarro de Carvalho – Chair of the Committee;
(ii)	Denise Soares dos Santos – Committee Member;
(iii)	Marc Xirau Trias – Committee Member.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, May 7, 2026. Signature: (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro (represented by Mr. Eduardo Navarro de Carvalho through voting delegation); Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; María Cristina Rotondo Urcola and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 524th Meeting of the Board of Directors of Telefônica Brasil S.A., held on May 7, 2026, drawn up in the Company’s book. This is a free English translation.

______________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 11, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director